THE LOEV LAW FIRM, PC
6300 West Loop South, Suite 280
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February 27, 2009

Mr. Ajay Koduri
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3310
Fax Number: (703) 813-6986

Re:	Sumotext Incorporated
Registration Statement on Form S-1
Filed January 23, 2009
File No. 333-156934

Dear Mr. Koduri,

In response to your comment letter dated February 12, 2009, Sumotext Incorporated (the “Company,” “Sumotext,” “we,” and “us”) has provided its responses below.  The Company has also included three (3) redlined copies of the amended filing to help facilitate your review.

General

1.        On your signature page in your amendment, please indicate, if true, that Mr. Miller is also signing the registration statement in his further capacity as principal financial officer, See Instruction 1 to Form S-l.

RESPONSE:

The Company has updated its disclosures as you have requested to indicate that Mr. Miller is also signing the registration statement in his capacity as principal financial officer.

Risk Factors, page 8

2.        Include an additional risk factor highlighting the potential lack of control over the company's proprietary technology. Disclose the amounts of unpaid compensation under the Atreides and DataMethodology agreements and highlight the fact that Messrs. Miller and Woods personally own all rights to the technology underlying the Company's products until these amounts are paid.

RESPONSE:

The Company never intended for Atreides and DataMethodology to have a continuing security interest over the Company’s technology, and as such the parties have entered into amendments to the original software development agreements to remove the prior language regarding the security interests.  As such, and because Atreides and DataMethodology are paid in full each month (effectively making the outstanding balance of such agreement $0), the Company does not believe a risk factor as you have suggested is appropriate or necessary.

If we become a fully reporting public company, we..., page 10

3.        Explain what you mean by "fully" reporting public company.

RESPONSE:

The Company has removed the reference to “fully” reporting company in both the title and body of the risk factor you reference, and further expanded this risk factor to make clear that:

“If the Registration Statement of which [the] Prospectus is a part, becomes effective, we will become subject to among other things, the periodic reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended, and will incur significant legal, accounting and other expenses in connection with such requirements.”

The majority of the Company's Client Relationships are on a Month-To-Month Basis..., page 10

4.        Please discuss whether it is common business practice in your industry to do business under long-term contracts or under month-to-month contracts as you do.

RESPONSE:

The Company has clarified under the risk factor that your question relates to that it is the common business practice in the Company’s industry to enter into month-to-month contracts with ‘small business’ clients.  Additionally, the Company has described its contracts in relation to the market for services such as the Company’s in regards to the length of service contracts in the amended registration statement under “Customers.”

Description of Business, page 18

Competition, page 23

5.        On page 23, you list your major direct competitors. Pursuant to Item 101(c)(l)(x), please explain the principal methods of competition in your industry e.g. prices service, warranty, or product performance and the positive and negative factors pertaining to your competitive position.

RESPONSE:

The Company has revised the amended registration statement to include the information you requested under “Forms of Competition” under the “Competition” section of the amended registration statement.

6.        Further, clarify whether your operations currently "combine solid application architecture and features with sufficient human and capital resources to support a long term business model" or whether future capital improvements are necessary. Please disclose where your company stands in relation to its specific competition and the "short-code testing" market in general.

RESPONSE:

The Company has clarified its prior language and added additional disclosures regarding its current operations, need for additional funding and where it stands in relation to its specific competition as you have requested.

Material Agreements, page 23

7.        Since Mr. Miller is your sole officer and director, the basis for Mr. Miller not being "deemed an agent of the Company, or [having] the authority to act on behalf of the Company" is the not clear. Please revise.

RESPONSE:

The Company has entered into an amended Software Development Agreement with Atreides to clarify, among other things that Atreides is not to be deemed an agent of the company or have authority to act on behalf of the Company instead of Mr. Miller, who of course is an agent of the Company and can act on its behalf.

Management's Discussion and Analysis, page 24

Comparison of Operating Results, page 24

8.        Pursuant to Item 303(a)(3)(i), please analyze and discuss how the current recession and other macroecoaomic factors are affecting your operations.

RESPONSE:

The Company has added a paragraph describing how the current recession has affected its results of operations as you requested.

9.        We refer to your disclosure of the use of estimates in Note 1 to the financial statements at page F-13.  Please provide disclosure in the MD&A about the critical accounting estimates and assumptions used in the preparation of your financial statements. The disclosure should address estimates and assumptions that are subject to judgment and uncertainty and might have a material impact on your operating performance and financial condition. You should also address the potential impact on your financial statements of changes in the estimates and assumptions you used. Your disclosures should include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of Release No. 33-8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.", which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE:

The Company has added the additional disclosures you have requested.

Liquidity and Capital Resources, page 26

10.     On page 26, you estimated that you need $480,000 of additional funding to continue operations over the next 12 months and another $480,000 to expand your operations. Please analyze and explain at how you arrived at this estimate. Further, please discuss your specific plan for raising such amounts over the next twelve months and whether you expect becoming a public reporting company to facilitate your capital raising.

RESPONSE:

The Company’s approximate current monthly burn rate is $80,000 per month, and the Company generates monthly revenues of approximately $40,000, leaving $40,000 per month which is needed to be raised to continue the Company’s operations, multiplied by 12 months is approximately $480,000.  The Company anticipates that by increasing its current burn rate by 50% ($120,000 versus $80,000, which would require the need for an additional $480,000 in funding) it could aggressively expand its marketing and advertising efforts, as well as being able to add additional staff.  The Company has added additional disclosure of this calculation to the amended registration statement and has also clarified that it is has no specific plan for raising funds over the next 12 months, and how becoming a public reporting company may facilitate its capital raising, as you have requested.

Certain Relationships and Related Transactions, page 27

11.     Please provide the disclosure required by Item 404(b)(l).

RESPONSE:

The Company has added the disclosure required by Item 404(b)(1) under “Review, Approval and Ratification of Related Party Transactions” under “Certain Relationships and Related Transactions” in the amended registration statement.

12.     Disclose the number of employees of Atreides, LLC and DataMethodology and whether these two companies have any other clients other than Sumotext Incorporated.  If so, disclose whether such clients compete with Sumotext Incorporated and how potential conflicts of interests are resolved.

RESPONSE:

The Company has added disclosure to the amended registration statement filing of the fact that both Atreides, LLC and DataMethodology, LLC, only have one employee each, Mr. Miller and Mr. Woods, respectively, and that neither company has any clients that compete with the Company.

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

13.     Although you state that Mr. Miller receives no compensation other than through a consulting agreement, please disclose that Mr. Miller, in his capacity as sole director of the company, has the power to set his own compensation.

RESPONSE:

The Company has updated its disclosures as you have requested.

Available Information, page 35

14.     Please revise this section to state that the effectiveness of this registration statement will trigger the company's obligation to file current and periodic reports with the Commission under Section 15(d) of the Securities Exchange Act of 1934.

RESPONSE:

The Company has updated its disclosures as you have requested.

Financial Statements

Notes to Financial Statements

Note 2, Going Concern, page F-14

15.     Please refer to the auditor's report at page F-7, which refers to the disclosure in Note 2 of management's plans to address the company's ability to continue as a going concern. Please revise Note 2 to include a more detailed disclosure of management's viable plans to overcome its financial difficulties. Also expand the discussion of liquidity and capital resources in MD&A at page 24 to include a reasonable detailed discussion of the Company's cash requirements needed to support its operations during the twelve months followings the date of the financial statements presented in the filing. Refer to Section 607.02 of the Codification of Financial Reporting Policies.

RESPONSE:

The Company’s auditor has updated its disclosures on page F-14, Note 2, of the Company’s audited financial statements to include a more detailed disclosure of management’s viable plans to overcome its financial difficulties.

Additionally, as stated above under Comment 10, the Company has added additional disclosures relating to its current burn rate and cash requirements.

Regards,

/s/ John S. Gillies
John S. Gillies
Associate